SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                 SCHEDULE 14D-9



          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                         Thermo Instrument Systems Inc.
                         ------------------------------
                            (Name of Subject Company)

                         Thermo Instrument Systems Inc.
                        -------------------------------
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.10 par value
                       ---------------------------------
                         (Title of Class of Securities)


                                   883559 10 6
                            -----------------------
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                           --------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Investor Contact: 781-622-1111
Media Contact: 781-622-1252

        Thermo Instrument to Take Additional Public Subsidiaries Private;
               Announces Thermo Electron's Proposed Exchange Offer


WALTHAM, Mass., January 31, 2000 - Thermo Instrument Systems Inc. (ASE-THI) announced today that it plans to take private Thermo Optek Corporation, ThermoQuest Corporation, Thermo BioAnalysis Corporation, Metrika Systems Corporation, and ONIX Systems Inc. In addition, Thermo Instrument announced that its parent company, Thermo Electron Corporation (NYSE-TMO), plans to take it private. These actions are part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

         Because Thermo Instrument currently owns more than 90 percent of the outstanding shares of Thermo Optek and ThermoQuest common stock, these two companies are expected to be spun in for cash through a "short-form" merger, at $15.00 and $17.00 per share, respectively.

         In addition, Thermo Instrument will make cash tender offers of $28.00 per share for Thermo BioAnalysis, $9.00 per share for Metrika Systems, and $9.00 per share for ONIX Systems, in order to bring its own equity ownership in each of these companies to at least 90 percent. If successful, each of these companies would then be spun into Thermo Instrument through a short-form merger at the same cash prices as the tender offers.

         Thermo Instrument currently owns approximately 67.3 percent, 70.5 percent, and 80.3 percent of the outstanding shares of Thermo BioAnalysis, Metrika Systems, and ONIX Systems common stock, respectively. Thermo Electron, which currently owns approximately 20.8 percent, 8.5 percent, and 2.1 percent of the outstanding shares of Thermo BioAnalysis, Metrika Systems, and ONIX Systems common stock, respectively, will tender its shares to Thermo Instrument in these tender offers.

         Following these tender offers, Thermo Instrument, in turn, would be taken private. Thermo Electron has announced that it plans to conduct an exchange offer for any and all of the outstanding shares of Thermo Instrument common stock held by minority shareholders. In the exchange offer, holders of Thermo Instrument common stock would receive shares of Thermo Electron common stock in exchange for their Thermo Instrument shares. Thermo Electron expects to announce the exchange ratio for this transaction shortly after Thermo Instrument conducts the tender offers for Thermo BioAnalysis, Metrika Systems, and ONIX Systems.

         Thermo Electron, which currently owns approximately 87.8 percent of the outstanding shares of Thermo Instrument common stock, will condition the exchange offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermo Electron's ownership reaches at least 90 percent. If Thermo Electron achieves this 90-percent-ownership threshold, it will acquire all remaining outstanding shares of Thermo Instrument through a short-form merger. In the short-form merger, minority shareholders who do not participate in the exchange offer would also receive shares of Thermo Electron common stock in exchange for their Thermo Instrument common stock at the same ratio.

         The tender offers and exchange offer will require Securities and Exchange Commission clearance of necessary filings; the exchange offer will require establishment of the exchange ratio. The short-form

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merger would not require Thermo Instrument board or shareholder approval. In addition, depending on the exchange ratio that is set and the number of Thermo Electron shares outstanding at the time of the transaction, the issuance of Thermo Electron common stock in the Thermo Instrument spin-in may require approval of Thermo Electron's shareholders, according to New York Stock Exchange rules.

         Thermo Instrument plans to conduct its subsidiary tender offers during the second quarter of 2000. If Thermo Instrument successfully obtains ownership of at least 90 percent of the outstanding Thermo BioAnalysis, Metrika Systems, and ONIX Systems shares, it expects to complete these spin-ins by the end of the second quarter of 2000. The Thermo Optek and ThermoQuest transactions are also expected to be completed by the end of the second quarter of 2000. Thermo Electron plans to conduct the exchange offer for Thermo Instrument's common stock during the third quarter of 2000. If Thermo Electron successfully obtains ownership of at least 90 percent of the outstanding Thermo Instrument shares, it expects to complete the spin-in of Thermo Instrument by the end of the third quarter of 2000.

         Obligations under Thermo Instrument's 4% convertible subordinated debentures due January 15, 2005, and its 4 1/2% convertible senior debentures due October 15, 2003, would be assumed by Thermo Electron in the short-form merger, and the debentures would be convertible into Thermo Electron common stock.

         Spectra-Physics Lasers, Inc., acquired indirectly by Thermo Instrument as part of its February 1999 acquisition of Spectra-Physics AB, will remain a public subsidiary while Thermo Instrument and Thermo Electron continue to evaluate the Spectra-Physics Lasers business. Thermo Instrument owns approximately 80.4 percent of the outstanding shares of Spectra-Physics Lasers common stock.

         Thermo Instrument Systems Inc. is a leading provider of analytical instruments used to identify complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids. The company also develops and manufactures instruments used to monitor radioactivity and air pollution; life science instruments and consumables; and imaging, inspection, measurement, and control instruments for various industrial processes. More information is available on the Internet at http://www.thermo.com/subsid/thi1.html.

OTHER IMPORTANT INFORMATION:
THE TENDER OFFERS DESCRIBED IN THIS ANNOUNCEMENT FOR THE OUTSTANDING SHARES OF THERMO BIOANALYSIS, METRIKA SYSTEMS, AND ONIX SYSTEMS COMMON STOCK HAVE NOT YET COMMENCED. AS SOON AS THE TENDER OFFERS COMMENCE, WE WILL FILE TENDER OFFER STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE:


         * TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
         * OFFERS TO PURCHASE
         * LETTERS OF TRANSMITTAL
         * NOTICES OF GUARANTEED DELIVERY


                                     -more-

YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

         INVESTOR RELATIONS DEPARTMENT
         THERMO INSTRUMENT SYSTEMS INC.
         81 WYMAN STREET, P.O. BOX 9046
         WALTHAM, MA 02454-9046

THE EXCHANGE OFFER BY THERMO ELECTRON FOR OUR COMMON STOCK DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE EXCHANGE OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. ALSO, IF YOU WRITE US OR CALL US AT THE ABOVE ADDRESS AND PHONE NUMBER, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT IS AVAILABLE.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 2, 1999. These include risks and uncertainties relating to: the company's acquisition and spinout strategies, competition and technological change, intellectual property rights and litigation, dependence on certain key industries and international operations, possible changes in governmental regulations, capital spending and government funding policies, and the potential impact of the year 2000 on processing date-sensitive information.



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